Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 03/17/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    609-897-7315

6. Provide the name and address of counsel for the applicant:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    MIAX PEARL, LLC
    7 Roszel Road, Suite 5-A
    Princeton, NJ 08540

SEC
Mail Processing
Section

MAR 2 0 2017

Washington DC
412

RECEIVED
2017 APR 11 PM 2: 35
SEC / TM

17002479

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: March 17, 2017   By: _____
                                          Barbara J. Comly
                                          EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 17ᵗʰ day of March, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1.   *Name:* Miami International Holdings, Inc.
        Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Corporation.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation:* MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions:* Miami International Holdings, Inc. ("Miami Holdings") is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Holdings, Inc. [No change]

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Joseph W. Ferraro III	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Tia Toms	Vice President – Administration

Name	Title
Richard Rudolph	Vice President and Senior Counsel
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. [Updated]

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. [No change]

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. [No change]

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

B.   MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC [Updated]

1.   *Name:* Miami International Securities Exchange, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4.   *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions:* Miami International Securities Exchange, LLC ("MIAX Options") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. Miami International Securities Exchange, LLC operates a fully electronic options trading platform.

6.   *A copy of the constitution:* Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments:* **The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.**

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC [No change]

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC [Updated]

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Talal Jassim Al-Bahar
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
Meaghan Dugan
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Guy Dowman
Michael Harrington

Committees of Miami International Securities Exchange, LLC [Updated]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Finance Committee
Michael P. Ameen (Chair)
Marianne Deane
John E. McCormac
J. Gray Teekell

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
Meaghan Dugan
Kurt M. Eckert
John A. Kinahan
John E. McCormac
William J. O'Brien IV
J. Gray Teekell

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC [Updated]

1.   *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4.   *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8.   *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Technologies, LLC [No change]

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Randy Foster	Senior Vice President – Business Systems Development
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President and Associate General Counsel
Harish Jayabalan	Vice President - Technical Support and Product Specialist
Tia Toms	Vice President - Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC [No change]

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

D. MIAX GLOBAL, LLC [No change]

1. *Name:* MIAX Global, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:* MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President – Head of International Market Development

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

E. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No change]

1. *Name:* Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions:* MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments:* **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments:* **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

EXHIBIT F

<u>**Exhibit Request:**</u>

A complete set of all forms pertaining to:

1.   Application for membership, participation, or subscription to the entity.

2.   Application for approval as a person associated with a member, participant, or subscriber of the entity.

3.   Any other similar materials.

<u>**Response:**</u>

1.   MIAX Options/MIAX PEARL Pre-Application Survey Form

2.   MIAX Options/MIAX PEARL Member Application

3.   MIAX PEARL Waive-In Member Application

4.   MIAX Options/MIAX PEARL Amendment to the Member Application

5.   MIAX PEARL Market Maker Member Guarantee

6.   MIAX Options/MIAX PEARL Clearing Member Give-Up Authorization and Guarantee **[Updated form attached]**

7.   MIAX Options/MIAX PEARL User Agreement

8.   MIAX PEARL Sponsored Access Agreement

9.   MIAX Options/MIAX PEARL Statutory Disqualification Notice

10.   MIAX PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

11.   MIAX PEARL Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

12.   MIAX Options/MIAX PEARL Exchange Data Agreement

13.   MIAX Options/MIAX PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement

14.   MIAX Options/MIAX PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement

15. MIAX Options/MIAX PEARL Service Facilitator List – Schedule C to Exchange Data Agreement

16. MIAX Options/MIAX PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

17. MIAX Options/MIAX PEARL Market Data Policies

18. MIAX Options/MIAX PEARL Service Bureau Agreement

19. MIAX Options/MIAX PEARL Extranet Connection Agreement

20. MIAX Options/MIAX PEARL Extranet Information Form – Schedule A

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

 

CLEARING MEMBER GIVE-UP AUTHORIZATION AND GUARANTEE

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
MIAX PEARL, LLC

_____   _____ / _____

Name of Clearing Member   M.P.I.D.   Clearing #

_____   MIAX Options: ☐   MIAX PEARL: ☐

Name of Exchange Member

In accordance with Miami International Securities Exchange, LLC ("MIAX Options") or MIAX PEARL, LLC ("MIAX PEARL") (either are referred to herein as the "Exchange", as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member's OCC# Acronym listed above on MIAX Options or MIAX PEARL and Clearing Member advises MIAX Options or MIAX PEARL that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to MIAX Options or MIAX PEARL by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX Options or MIAX PEARL even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

_____   _____

Name of Authorized Signatory of Clearing Member   Title

_____   _____

Signature of Authorized Signatory of Clearing Member   Date

_____   _____

Name of Authorized Signatory of Exchange Member   Title

_____   _____

Signature of Authorized Signatory of Exchange Member   Date

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1. **Officers of MIAX PEARL, LLC [Updated]**

   The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Associate General Counsel

Name	Title
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. **Directors of MIAX PEARL, LLC [Updated]**

The following persons are the directors of the Exchange as of March 10, 2017:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Richard Herr	Industry/Member Representative	Class I – 2018	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2018	Attorney
Mark I. Massad	Industry	Class I – 2018	CEO – Dana Holdings BOA, Ltd.
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2018	President and CEO – Mercer Regional Chamber of Commerce; President – Phoenix Ventures, LLC
William T. Bergman	Non-Industry/ Independent	Class II – 2019	Vice President and Special Assistant to the President – Temple University
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2019	Attorney

Name	Classification	Term of Office	Type of Business
H. Dale Herring	Industry	Class II – 2019	Real Estate Development
Benjamin Londergan	Industry/Member Representative	Class II – 2019	President – Dash Financial Technologies LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2019	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Kurt M. Eckert	Industry	Class III – 2020	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2020	Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association
Patrick Hickey	Industry/Member Representative	Class III – 2020	Head of Market Structure – Optiver US LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2020	Professional and Philanthropic Public Speaker

3. **Committees of MIAX PEARL, LLC [Updated]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Richard Herr	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of March 9, 2017, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 35   As of 09-Mar-17

ABN AMRO CLEARING CHICAGO LLC	Approval Date: 2/6/2017
175 West Jackson Blvd., Ste. 400	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
APEX CLEARING CORPORATION	Approval Date: 2/6/2017
350 N. St. Paul, Suite 1300	**PEARL Membership Activities:**
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	Approval Date: 2/6/2017
745 Seventh Avenue	**PEARL Membership Activities:**
New York NY 10019 Tele #: (212) 526-7000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	Approval Date: 2/6/2017
131 South Dearborn Street	**PEARL Membership Activities:**
Chicago IL 60603 Tele #: (312) 395-2100	REGULAR MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	Approval Date: 2/6/2017
11 Ewall Street	**PEARL Membership Activities:**
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	Approval Date: 2/6/2017
111 W. Jackson Blvd., 20th Fl.	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC	Approval Date: 2/6/2017
1633 Broadway, 48th Floor	**PEARL Membership Activities:**
New York NY 10019 Tele #: (212) 486-7500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	Approval Date: 2/6/2017
11 Madison Avenue, 3rd Floor	**PEARL Membership Activities:**
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	Approval Date: 2/6/2017
101 Montgomery Street, Ste. 700	**PEARL Membership Activities:**
San Francisco CA 94104 Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	Approval Date: 2/6/2017
910 Van Buren Street, Ste. 400	**PEARL Membership Activities:**
Chicago IL 60607 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	Approval Date: 2/6/2017
60 Wall Street	**PEARL Membership Activities:**
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GLOBAL EXECUTION BROKERS, LP	Approval Date: 2/6/2017
401 City Avenue, Ste. 200	**PEARL Membership Activities:**
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN, SACHS & CO.	Approval Date: 2/6/2017
200 West Street	**PEARL Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP	Approval Date: 2/6/2017
440 South La Salle, Ste. 3232	**PEARL Membership Activities:**
Chicago IL 60605 Tele #: (312) 347-8864	ELECTRONIC EXCH. MEMBER: ORDER FLOW
HILLTOP SECURITIES INC.	Approval Date: 2/6/2017
1201 Elm Street, Ste. 3500	**PEARL Membership Activities:**
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	**Approval Date:** 2/6/2017
233 South Wacker Drive, #4300	**PEARL Membership Activities:**
Chicago IL 60606 Tele #: (312) 244-3300	REGULAR MARKET MAKER
INSTINET, LLC	**Approval Date:** 2/6/2017
309 West 49th Street	**PEARL Membership Activities:**
New York NY 10019 Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC	**Approval Date:** 2/6/2017
One Pickwick Plaza, 2nd Fl.	**PEARL Membership Activities:**
Greenwich CT 06830 Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC	**Approval Date:** 2/6/2017
601 S. LaSalle, Ste. 300	**PEARL Membership Activities:**
Chicago IL 60605 Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC	**Approval Date:** 2/6/2017
383 Madison Avenue	**PEARL Membership Activities:**
New York NY 10179 Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC	**Approval Date:** 2/6/2017
520 Madison Avenue	**PEARL Membership Activities:**
New York NY 10022 Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC	**Approval Date:** 2/6/2017
300 Vesey Street	**PEARL Membership Activities:**
New York NY 10282 Tele #: (201) 386-2891	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
LIME BROKERAGE LLC	**Approval Date:** 2/6/2017
625 Broadway, 12th Floor	**PEARL Membership Activities:**
New York NY 10012 Tele #: (212) 824-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	**Approval Date:** 2/6/2017
One Bryant Park, 6th Fl.	**PEARL Membership Activities:**
New York NY 10036 Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	**Approval Date:** 2/6/2017
One Bryant Park	**PEARL Membership Activities:**
New York NY 10036 Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	**Approval Date:** 2/6/2017
1585 Broadway	**PEARL Membership Activities:**
New York NY 10036 Tele #: (212) 761-4000	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
OPTIVER US LLC	**Approval Date:** 2/6/2017
130 E. Randolph Street, Ste. 1300	**PEARL Membership Activities:**
Chicago IL 60601 Tele #: (312) 821-9500	REGULAR MARKET MAKER
PERSHING LLC	**Approval Date:** 2/6/2017
1 Pershing Plaza, 10th Fl.	**PEARL Membership Activities:**
Jersey City NJ 07399 Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
SIMPLEX TRADING, LLC	**Approval Date:** 2/6/2017
230 So. LaSalle St., Ste. 4-100	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
UBS SECURITIES LLC	**Approval Date:** 2/6/2017
1285 Avenue of the Americas	**PEARL Membership Activities:**
New York NY 10019 Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	**Approval Date:** 2/6/2017
250 Vesey Street, Ste. 2601	**PEARL Membership Activities:**
New York NY 10281 Tele #: (646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW
WEDBUSH SECURITIES INC.	**Approval Date:** 2/6/2017
1000 Wilshire Boulevard, Suite 900	**PEARL Membership Activities:**
Los Angeles CA 90017 Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE

WELLS FARGO SECURITIES, LLC		Approval Date:	2/6/2017
550 South Tryon Street, 6th Floor		**PEARL Membership Activities:**	
Charlotte　　　NC　28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC		Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200		**PEARL Membership Activities:**	
Chicago　　　IL　60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE TRADING, LLC		Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200		**PEARL Membership Activities:**	
Chicago　　　IL　60604	Tele #: (312) 884-3490	REGULAR MARKET MAKER	